Filed by: American General Corporation
                              Pursuant to Rule 425 under the Securities Act of 1933
                              Subject Company: American General Corporation Commission File No: 001-07981






Prudential plc and American General Corporation (the "Company") will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by the Company may be obtained free of charge by contacting the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.: (713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders. The directors and executive officers of the Company include: J. Evans Attwell, Brady F. Carruth, W. Lipscomb Davis Jr., J. Edward Easler II, Larry D. Horner, Richard J.V. Johnson, Morris J. Kramer, Michael E. Murphy, Michael
J. Poulos, Robert E. Smittcamp, Anne M. Tatlock, Robert M. Devlin, Mark S. Berg, James P. Corcoran, David W. Entrekin, Frederick W. Geissinger, John
A. Graf, John V. LaGrasse, Rodney O. Martin Jr., Nicholas R. Rasmussen, Gary D. Reddick and Richard W. Scott. Collectively, as of February 28, 2001, the directors and executive officers of the Company beneficially owned approximately 2% of the outstanding shares of the Company's common stock. Shareholders may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.



March 23, 2001


To Our Life Insurance Producers:

Earlier this month, American General announced that it had entered into an agreement to merge with Prudential plc, an international leader in retail financial services eadquartered in London (unrelated to the Prudential Insurance Company of America). The proposed merger represents the largest trans-Atlantic insurance combination and will create the sixth-largest insurance company in the world, with market-leading positions in the United Kingdom, the U.S., and Asia.

For our strategic partners who distribute our products and services, the proposed merger represents tremendous growth opportunities within the U.S. market. With this transaction, we will strengthen our market-leading position in annuities and build on our impressive growth in the life insurance market through enhanced product and distribution capabilities. As a result of the merger, we expect to nearly double the value of new business and operating earnings. Yet we also recognize that size alone does not ensure success. The quality of the relationships with our distributors and customers is critical to our future growth. Our combined organizations will enable us to strengthen those relationships, and we are committed to providing quality service to you and your customers.

Both Prudential and American General share similar growth strategies: offering a comprehensive portfolio of competitive products through partnerships with multiple distribution channels. Both organizations also have established solid franchises in chosen markets that will grow stronger as a result of this combination. We will continue to market our products and services in the U.S. under the American General brand - one of the most recognized and trusted names in financial services.

When combined, these two organizations will rank as the nation's leading provider of all annuities, both fixed and variable. We also will rank as the fifth largest in individual life sales, and second largest in the number of life policies issued. On a pro forma basis, total assets will climb to $165 billion. Globally, the merger will create a top-tier financial services organization. On the date of the announcement, the market capitalization of our combined organizations totaled $45 billion, and our combined assets under management totaled $330 billion. Combining the financial strength of both organizations also will enable us to capitalize on opportunities within our rapidly changing industry.

Prudential's financial strength ratings exceeded or equaled American General's already strong financial ratings at the time the merger was announced. American General continues to hold its strong financial ratings since the announcement.

The transaction is expected to be completed by the third quarter 2001. Once completed, Robert M. Devlin will serve as deputy chairman of Prudential and chairman and CEO of North American operations. American General's strategic business units, asset accumulation and financial services, will form the North American operations, and John Graf and I will continue to oversee the strategic business units. Bob, John, and I also have been invited to join Prudential's board. In addition, three American General directors have been invited to join the board: Michael J. Poulos, Anne M. Tatlock, and Larry D. Horner.

American General is able to forge this historic partnership with Prudential as a result of your energy and drive to succeed and your dedication to meeting customers' lifelong financial planning needs. Congratulations to all of you for your contributions which have enabled us to realize this tremendous opportunity. We are committed to keeping you informed as details are available about the completion of the transaction and integration of our two organizations.

Thank you for your continued support as we take this bold step in realizing our goal of becoming a world leader in financial services.

Best regards,


Rodney O. Martin, Jr.